Exhibit (e)(3)

AMENDMENT 2

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of February 20, 2020:

Term	Means
“Existing Agreement”	The Distribution Agreement between ALPS and the Trust, dated April 16, 2018, as amended
“ALPS”	ALPS Distributors, Inc.
“Trust”	FS Series Trust

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS DISTRIBUTORS, INC.		FS SERIES TRUST

By:	/s/ Steve B. Price	By:	/s/ Michael C. Forman

Name:	Steven B. Price	Name:	Michael C. Forman

Title:	SVP and Director of Distribution Services	Title:	President

Schedule A to this Amendment

Amendments

Effective as of February 20, 2020, the Existing Agreement is amended as follows:

1.	Section 4 of Exhibit 1 to the Existing Agreement shall be amended by adding the following sub-sections:

“(n)	At the request and direction of the Trust, ALPS enters into agreements with financial intermediaries in connection with the sale of Fund shares (each, an “Intermediary Agreement”). ALPS will not be obligated to make payments to any such financial intermediaries unless ALPS has received an authorized payment from such applicable Fund, if subject to a distribution plan or other such plan approved by the Fund’s board of trustees, and/or the applicable Fund’s investment adviser. In addition, to the extent that ALPS is requested or required by the Trust to enter into Intermediary Agreements on behalf of a Fund, ALPS and each of its affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns (“ALPS Associates”) shall not be liable to such Fund for any action or inaction of any ALPS Associate except to the extent of, and ALPS shall indemnify such Fund for, direct Losses[1] finally determined by a court of competent jurisdiction to have resulted from the gross negligence, willful misconduct or fraud of ALPS in the performance of ALPS’ duties, obligations, representations, warranties or indemnities under an Intermediary Agreement or with respect to implementing its intermediary due diligence program. Under no circumstances shall ALPS Associates be liable for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value. The applicable Fund shall indemnify, defend and hold harmless ALPS Associates from and against Losses (including legal fees and costs to enforce this provision) that ALPS Associates suffer, incur, or pay as a result of any third-party claim or claim among the parties arising out of the subject matter of or otherwise in any way related to an Intermediary Agreement (“Claims”). Any expenses (including legal fees and costs) incurred by ALPS Associates in defending or responding to any Claims (or in enforcing this provision) shall be paid by such Fund on a quarterly basis prior to the final disposition of such matter upon receipt by such Fund of an undertaking by ALPS to repay such amount if it shall be determined that an ALPS Associate is not entitled to be indemnified. Notwithstanding the foregoing, nothing contained in this paragraph or elsewhere in this Agreement shall constitute a waiver by a Fund of any of its legal rights available under U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.”

2.	Appendix A of Exhibit 1 of the Existing Agreement shall be deleted in its entirety and replaced with a new Appendix A attached hereto.

[1]	As used in this Agreement, the term “Losses” means any and all compensatory, direct, indirect, special, incidental, consequential, punitive, exemplary, enhanced or other damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

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Schedule B to this Amendmen

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.

APPENDIX A

FUNDS

FS Multi-Strategy Alternatives Fund

FS Managed Futures Fund

FS Global Macro Fund

FS Real Asset Fund

FS Long/Short Equity Fund

FS Market Neutral Fund

FS Event Driven Fund

FS Energy Total Return Fund